Testing the Waters Materials Related to Series #PHOF-1984

From the Rally App:

#PHOF-1984

GEORGE ORWELL: 1984 (1ST ED.)

THIS INITIAL OFFERING IS COMING SOON!

Rally × PIXEL HALL OF FAME

George Orwell
a novel

OFFERING AMOUNT: $22,500

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL SHARE

Darren Sutherland

[redacted]

Authentication:

Orwell, George. *Nineteen Eighty-Four.* London Secker and Warburg, 1949. First edition, first printing.

On April 06, 2023, I inspected the above book, and to the best of my professional knowledge, the book represents an authentic copy of George Orwell's *Nineteen Eighty-Four*, as issued, and as described above.

Attested and signed, dated April 06, 2023,

x

Darren Sutherland

Qualifications: Darren Sutherland has 25 years of experience in the business of rare and antiquarian books, most recently with 10 years as the manager of the Strand Rare Book Room in New York, and 3 years as a specialist in rare books and manuscripts at Bonhams, performing numerous, and regular appraisals throughout.

#PHOF-1984 | $22.5K

SIMILAR ASSET SALES

Prices are not adjusted for inflation

$15K
$10K
$5K
Nov '17
Jan '19
Mar '20
May '21
Jun '22

+171.5%

COMPARABLE ASSET VALUE CHANGE SINCE 11/07/2017

3

TRANSACTIONS SINCE 11/07/2017

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Sale Date	Sale Price	Source/ Sale Venue
George Orwell 1984, First Edition	11/7/2017	$6,573.84	Sotheby's
George Orwell 1984, First Edition	11/13/2018	$8,750.00	Swann Galleries
George Orwell 1984, First Edition	6/28/2022	$17,850.00	Bonhams

"Arguably the best-known novel in English of the 20th century"

THE GUARDIAN

January 2015

#PHOF-1984

GEORGE ORWELL: 1984 (1ST ED.)

Published in the wake of World War II and the heightened fears of totalitarianism, George Orwell's 1984 is considered one of the greatest works of fiction ever written and a pioneering work of dystopian literature. Spawning the idea of 'Big Brother' — a stand-in still used today to describe the ever-watching eyes of oppressive regimes. #PHOF-1984 is a 1st Ed. copy of Orwell's seminal work, one of just 26,575 1st issue copies printed in 1949.

BROWSE ALL DETAILS ›

#PHOF-1984 | *Visuals*

The Guardian named 1984 one of the 100 greatest novels of all time in 2015.

LAUNCH GALLERY ›

DESCRIPTION OF SERIES 1949 NINETEEN EIGHTY-FOUR

Investment Overview

•Upon completion of the Series #PHOF-1984 Offering, Series #PHOF-1984 will purchase a 1949 1st Edition copy of Nineteen Eighty-Four by George Orwell for Series #PHOF-1984 (The “Series 1949 Nineteen Eighty-Four” or the “Underlying Asset” with respect to Series #PHOF-1984, as applicable), the specifications of which are set forth below.

•According to Encyclopedia Britannica: “George Orwell, pseudonym of Eric Arthur Blair, (born June 25, 1903, Motihari, Bengal, India—died January 21, 1950, London, England), English novelist, essayist, and critic famous for his novels Animal Farm (1945) and Nineteen Eighty-four (1949), the latter a profound anti-utopian novel that examines the dangers of totalitarian rule.”

•In describing Orwell’s 1984, Encyclopedia Britannica published the following: “Nineteen Eighty-four, also published as 1984, novel by English author George Orwell published in 1949 as a warning against totalitarianism. The chilling dystopia made a deep impression on readers, and his ideas entered mainstream culture in a way achieved by very few books. The book’s title and many of its concepts, such as Big Brother and the Thought Police, are instantly recognized and understood, often as bywords for modern social and political abuses.”

•The Underlying Asset is a 1949 1st Edition copy of Nineteen Eighty-Four by George Orwell.

Asset Description

Overview & Authentication

•According to The Open University: “Instead of opting to study at Cambridge or Oxford, which would have been a logical step for an Eton-educated man, Orwell applied for a colonial job in Burma, where a large number of his mother’s family, including his grandmother, still lived. He joined the Indian Imperial Police Force in 1922. As part of his training he learnt Burmese and Hindustani. Orwell resigned his position after five years and returned to England to become a full-time writer. He drew on his experiences of imperialism for Burmese Days, ‘A Hanging’ and ‘Shooting an Elephant’ which unmasks how much he loathed the colonial administrative system of which he had become a part. Victor Gollancz turned down Burmese Days for fear of libel action and it was published in the USA in 1934.”

•The British Library states: “Down and Out in Paris in London (1933) was the first book published by Eric Arthur Blair under the pseudonym George Orwell. The name was chosen, according to Orwell’s biographer Bernard Crick, ‘partly to avoid embarrassing his parents, partly as a hedge against failure, and partly because he disliked the name Eric, which reminded him of a prig in a Victorian boys' story’. The book offers an account of Blair’s experiences of poverty as he tried to build a career as a writer after quitting his job in the Burmese Police Force.”

•After sustaining injuries related to activity in the Spanish Civil War, Orwell was forced to flee to Barcelona. According to the Medical Humanities journal, Hektoen International: “Thinking at first that he would go to Barcelona, he instead was taken to the hospital at Tarragona. At the hospital he noted they used what he believed to be the latest practice of keeping wounds open, but protected from flies with “butter-muslin.” He remained at Tarragona for three or four days and was met there by his wife, Eileen, and Major Georges Kopp, his commandant and friend. Together they arranged for him to be transferred to the Sanatorium Maurin. It was one of a number of sanatoria maintained by the POUM (Partido Obrero de Unificacion Marxista), the army in which Orwell had enlisted. It was a well-equipped sanatorium for convalescent troops in the suburbs of Barcelona on the slopes of Mount Tibidabo. Orwell arrived there on May 29 and remained there for two weeks. From the sanatorium, he would walk into Barcelona in the mornings to attend clinics at the General Hospital.”

•According to The Orwell Foundation: “Orwell worked for the BBC in 1941-3.  He would have preferred to be fighting. He said later that it was a waste of time, and that the BBC was ‘something half way between a girl’s school and a lunatic asylum.’”

•According to Mental Floss: “In 1944, Orwell’s home at 10 Mortimer Crescent in London was struck by a “doodlebug” (a German V-1 flying bomb). Orwell, his wife Eileen, and their son Richard Horatio were away at the time, but their home was demolished. During his lunch break at the British newspaper Tribune,

Orwell would return to the foundation where his home once stood and sift through the rubble in search of his books and papers—most importantly, the manuscript for Animal Farm.”

•The British Library states: “Animal Farm (1945) is a novella by George Orwell. Orwell finished writing the draft, originally sub-titled A Fairy Story, in summer 1944. After being rejected by a number of publishers, Animal Farm was finally published in August 1945.”

•According to History.com: “George Orwell's novel of a dystopian future, 1984, is published on June 8, 1949. The novel’s all-seeing leader, known as “Big Brother,” becomes a universal symbol for intrusive government and oppressive bureaucracy.”

Notable Features

•The Underlying Asset is a 1949 1st Edition copy of Nineteen Eighty-Four by George Orwell.

•The Underlying Asset is in a near fine unclipped wrapper which, unusually still retains its red color which is rare for this title.

Notable Defects

•The Underlying Asset exhibits some wear to the corners and a little wear to extremities.

•The Underlying Asset has one small, closed tear to the head of the dust wrapper spine.

Details

Series 1949 Nineteen Eighty-Four
Title	1984
Author	George Orwell
Publisher	London Secker and Warburg
Publication Date	1949
Book Condition	Near Fine
Edition	First Edition, First Printing

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1949 Nineteen Eighty-Four going forward.